恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

06015817

082-01561

Our Ref.: HASE/TL/HL/04737

RECEIVED
2006 AUG -8 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27th July, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement
– disclosure obligation for revolving credit agreement with covenants of the controlling shareholder (the "Announcement")

We enclose for your information a copy of the Announcement dated 26th July, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

dlo 8/8

South China Morning Post - Business
Published on 27th July, 2006

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

ANNOUNCEMENT IN RELATION TO RULE 13.18

The Board of Directors of Henderson Land wishes to announce the following information in accordance with Rule 13.18 of the Listing Rules.

The Board of Directors of Henderson Land Development Company Limited ("Henderson Land") wishes to announce that on 26 July 2006, Henderson Land (as guarantor) and a wholly-owned subsidiary of Henderson Land (as borrower) have entered into a revolving credit agreement (the "Revolving Credit Agreement") with a syndicate of banks (the "banks"). The Revolving Credit Agreement relates to the provision of a Hong Kong Dollar 5-year revolving credit facility in an aggregate amount equal to HK$13,350,000,000 (the "Facility"). Henderson Land provides an unconditional and irrevocable guarantee to the banks that if the borrower does not make payment under the Revolving Credit Agreement on time, it will pay such sum on demand.

Under the Revolving Credit Agreement, it will be an event of default if Henderson Land ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If the above event occurs, the Facility may become due and payable on demand.

Save and except for matters disclosed above, Henderson Land has no general disclosure obligation under Chapter 13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Appropriate disclosure will be included in the interim and annual reports of Henderson Land for so long as the obligations continue to exist.

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 26 July 2006

As at the date of this announcement, the Board of Directors of Henderson Land comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.